Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

CPI Holdco, Inc.

We consent to the inclusion in this Registration Statement on Form S-4 of CPI Holdco, Inc. of our report dated December 8, 2004, with respect to the consolidated balance sheets of CPI Holdco, Inc. and subsidiaries (Successor) as of October 1, 2004 and of Communications & Power Industries Holding Corporation and subsidiaries (Predecessor) as of October 3, 2003 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income, and cash flows for the 36-week period ended October 1, 2004 (Successor period), and for the 16-week period ended January 22, 2004, the 53-week period ended October 3, 2003, and the 52-week period ended September 27, 2002 (Predecessor periods), and the related financial statement schedule, which report appears in the annual report on Form 10-K of CPI Holdco, Inc. for the fiscal year ended October 1, 2004, and to the reference to our firm under the heading “Experts” in the Registration Statement.

Our report dated December 8, 2004 contains an explanatory paragraph that states, as discussed in Note 2 to the consolidated financial statements, effective January 23, 2004, CPI Holdco, Inc. acquired all of the outstanding stock of Communications & Power Industries Holding Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Our report dated December 8, 2004 states, as discussed in Note 1 to the consolidated financial statements, effective September 28, 2002, the Predecessor adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

Mountain View, California

April 7, 2005